Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 000-29975

In connection with the merger, ViroLogic, Inc. (“ViroLogic”) will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

Beginning June 14, 2004, ViroLogic and/or ACLARA may make presentations to investors and others. Attached are the slides that may be used in such presentations:

ViroLogic and ACLARA

Merger Presentation

Safe Harbor Statement

During the course of this presentation we will state our beliefs and make projections and other forward-looking statements regarding future events and the future financial performance of both ViroLogic and ACLARA, including statements relating to revenue growth, expectations of testing products and actions designed to continue the growth of patient testing revenue, anticipation of cash resources upon the completion of the merger, the ability of the combined companies to create a leader in molecular diagnostics for personalized medicine in oncology and infectious disease, the size of the oncology testing opportunity and the approval of new targeted therapeutics requiring individual patient testing, and the timing of completion and the likelihood of stockholder approval of the merger. We wish to caution you that such statements are just predictions and subject to risks and uncertainties and other factors that may cause actual events or results to differ materially. These risks and uncertainties include, but are not limited to: risks related to the inability to obtain, or meet conditions imposed for, governmental and other approvals of the merger, including approval by stockholders of the companies; the risk that the ViroLogic and ACLARA businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risks that the Companies’ products may not perform in the same manner as indicated in this discussion; whether the combined company successfully conducts clinical trials and successfully introduces new products; risks related to the commercialization of ACLARA’s eTag assay system; risks related to the implementation of ViroLogic’s distribution agreement with Quest; whether others introduce competitive products; the risk that the combined company’s products for patient testing may not continue to be accepted or that increased demand from drug development partners may not develop as anticipated; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the timing of pharmaceutical company clinical trials; whether payors will authorize reimbursement for its products; whether the FDA or any other agency will decide to regulate the combined company’s products or services; whether the combined company will encounter problems or delays in automating its processes; whether intellectual property underlying the ViroLogic’s PhenoSense technology and ACLARA’s eTag System is adequate; the ultimate validity and enforceability of the companies’ patent applications and patents; the possible infringement of the intellectual property of others and whether licenses to third party technology will be available; and whether the combined company is able to build brand loyalty and expand revenues. We refer you to ViroLogic’s and ACLARA’s publicly filed SEC disclosure documents, including our most recently filed Forms 10-Q, for a detailed description of the risk factors affecting our businesses and other important factors that could cause our actual results to differ materially from our projections and other forward-looking statements.

Other Information

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when available and other documents filed by ViroLogic and ACLARA at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained, when available, from ViroLogic by directing such request to ViroLogic Investor Relations. The joint proxy statement/prospectus and such other documents may also be obtained, when available, from ACLARA by directing such request to ACLARA Investor Relations. ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004. These materials are available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from ViroLogic and ACLARA.

Compelling Combination

ViroLogic:

- Leader in infectious disease testing
- Commercial/operational experience & infrastructure
- Growing revenues
- Pharma relationships

ACLARA:

- Proprietary *eTag*™ Assay System: next generation cancer Dx platform
- Financial strength

Expanded Market Opportunity:

New cases/year
HIV: 40k
Cancer: >1M

ViroLogic ACLARA

Create Leader in Molecular Diagnostics for Personalized Medicine

LeverageVLGC’s existing infrastructure

Capitalize on the advent of personalized medicine incancer

Develop new products forcancer drug development &patient testing

Why ViroLogic and ACLARA

Evolution of HIV therapy applicable to cancer therapy

Testing will facilitate combination therapies—cocktail approach

Combine eTag System with successful business and operations infrastructure

Creation of industry powerhouse for personalized medicine in virology and oncology

Leverage existing infrastructure

ViroLogic’s Extensive Experience & Infrastructure

Product Development

? Proven track record

Operations

? Scalable complex CLIA-licensed lab

? Established QA and data reporting

Sales and Marketing

? Established distribution channels

? Scientific credibility with physicians

? Relationships with pharmaceutical companies

Reimbursement

? Expertise in healthcare billing

Broad nationwide coverage with payors

Leading Provider of HIV Testing

A direct, quantitative measure of drug resistance in an infected patient (list price: $955)

Genotypic testing looks for genetic mutations, or changes, in HIV that may be associated with drug resistance (list price: $495)

A combination of genotypic and phenotypic tests which provides a comprehensive look at resistance (list price: $1,210)

A unique measure of viral fitness offered only by ViroLogic

More Drugs in Pipeline = More Testing Demand

19 HIV therapies already approved and on the market 62 HIV therapies in development

STATUS

HIV Drugs in Development: # drugs Ph.III Ph.I/II Pre-Clin.

Entry/Attachment Inhibitors 24 - 10 14

RT Inhibitors 11 - 6 5

NNRTI 17 - 5 12

Protease Inhibitors 10 2 3 5

Total: 62 2 24 36

Capitalize on the advent of personalized medicine in cancer

Cancer – Huge New Opportunity

Large Growing Market

?1.1M new solid tumor cancer patients annually

700K solid tumors in lung, breast, colon, prostate

?5 new targeted drugs

Only work on ~10%-20% of patients Very expensive

The Problem & Promise

Targeted therapies coming from new discoveries in biology

? 5 approved and more coming

? Potential breakthrough from traditional chemotherapy

Only work on select portion of population

? Which patient gets treated with which drug and when

? Not enough time or $$$            to try them all

? Can we predict who will respond?

This is the promise of personalized medicine for cancer

Approved Targeted Cancer Drugs

ALL projected to be ~$1 billion drugs

Drug Pathway

Avastin™ VEGF

Erbitux™ EGFR

Gleevec® BCR-ABL

Herceptin® HER2

Iressa® EGFR

The Problem with Targeted Cancer Drugs

Effective on ~10-20% of patients

But we don’t know which 10%-20%

So have to treat all 10 and only help 1 or 2

Good Response

Toxicity and Cost

Herceptin: Value of Prognostic Indicators for Drug Developers

Phase III Trial Outcome for Herceptin with and without Test

With Test (actual) Without Test (calc)

Patient Number 470 2,200

Response Rate 50% 10%

Yrs Followup 1.6 10

P Value 0.05 0.05

Result Expedited Approval Not Approvable

Art Levinson, Genentech CEO, Laguna Nigel Meeting, October 13, 2003

Multi-label eTag assay

eTag System Potential Advantages

ADVANTAGES eTag™ BENEFITS

System

Standard tumor sample

Work with FFPE tissue YES

format

Identify simple protein Ability to measure the drug

markers YES target

Key indicators of disease

Identify protein complexes YES

pathways

Scaleable in commercial 10,000 CE instruments

labs YES installed

No need for subjective

Quantitative YES

interpretation

Functional pathway

Does not rely on vague measurement YES statistical relationships

eTag System Potential Advantages

Other

protein tests

eTag™ IHC protein (ELISA, Gene Gene

System tests mass spec) amplification arrays

Work with FFPE YES YES NO YES NO

tissue

Identify simple YES YES YES NO NO

protein markers

Identify protein YES NO NO NO NO

complexes

Scaleable in YES YES NO NO COSTLY/

commercial labs COMPLEX

Quantitative YES NO YES YES NO

Functional pathway YES NO NO NO NO

measurement

The Power of eTag System: Prediction of Herceptin Response

Received 13 blinded breast tumor samples (DAKO +++)

ACLARA correctly predicted response for all patients:

? Identified all non-responders (4/4 = 100%)

? Identified all responders (9/9 = 100%)

Further stratified responders into stable disease vs. complete/partial response categories, with 8/9 correct

Next steps: expanded studies to be conducted

eTag Assays Measure Key Drug Targets

Develop New Products for Cancer Testing

Market Potential for Patient Testing in Oncology

Test panel for the EGFR receptor pathways

? 1.1M new solid tumor patients per year

? Available market = $500M to $1B per year for 1 panel

Additional panels for VEGFR, PDGFR, IGFR

? Available market = multiples of $1B per

year

Additional opportunities

? Specific cancer/drug combinations

? FDA approved kits for specific drugs

eTag System Product Plan

First new product: Test panel for EGFR pathway

? Herceptin, Erbitux, Iressa, Tarceva

? Assays currently in use in drug development

? Obtain clinical outcome data

? CLIA patient testing format under development

Next products: VEGFR, IGFR, PDGFR test panels

Pharma collaborations on specific drugs

Business Fundamentals

Revenue Growth

Virologic revenues, without ACLARA

(‘99-’03 CAGR >130%)

Estimated

50 $42M-$47M

45

40 $33.4M

35

$(30) $25.3M

Millions

25 $18.3M

20

15 $7.5M

10

$1.1M

50

1998 1999 2000 2001 2002 2003 2004E

Financial Strength

Overhead expense synergy

? Eliminate duplicate public company costs

? Consolidation of facilities

? Combined G&A

240 employees post merger

$75 million in cash resources after merger transaction costs

Multiple Potential Revenue Streams

Viral Diseases

Oncology

Other Diseases

Pharma Collaborations

Patient Therapy Guidance

ViroLogic: Partner of Choice

ACLARA: Partners & Customers

Management

Bill Young	Chairman and CEO	ViroLogic, COO Genentech, Lilly
Mike Bates	VP, Clinical Research	ViroLogic, Roche, Fred Hutchinson Cancer Research Center
Tien Bui	VP, Sales & Marketing	ViroLogic, Dupont Pharmaceuticals
Mike Dunn	CBO	ACLARA, Aurora
Kathy Hibbs	General Counsel	ViroLogic, Varian
Ken Hitchner	VP, Pharma Collaborations	ViroLogic, Gilead, Genentech
Alfred Merriweather	CFO	ACLARA, Citadon, Symphonix
Chris Petropoulos	VP R&D and CSO, Virology	ViroLogic, Genentech, NCI
Sharat Singh	CTO, Oncology	ACLARA, Syntex/Syva
Jeannette Whitcomb	VP, Operations	ViroLogic, NCI

ViroLogic ACLARA

Deal Terms

Each share of ACLARA (ACLA) =

1.7 shares of ViroLogic (VLGC) + 1.7 contingent value rights (CVR)

Each CVR =

$0.00-$0.50 cash/CVR in 12 months depending on VLGC share price

VLGC Share Price: $2.40 $2.90 CVR

Value: $0.50 $0.00

Personalized Medicine Benefits All Stakeholders

Critically ill patients

Treat with the most effective drugs sooner

Physicians

? Assist in guiding improved patient care

Pharmaceutical companies

? Faster/broader acceptance for targeted therapies

? More effective drugs with better economics

Payors

? Pay for the most effective treatment

New Company At Epicenter

Better Patient Support

Cost Containment

Clinical Trial Efficacy

Need for Personalized Medicine

New TargetedDrugs

Growth of Cancer & HIV Patients

Resistance Management

Increase Drug Efficacy

New Company At Epicenter

Leader in Personalized Medicine